WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

January 27, 2012

Ms. Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Golden Oasis New Energy Group, Inc. Registration Statement on Form S-1/A Amendment No. 3. File No. 333-175482

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 1.  The responses to the comments are set forth below:

1.  We have added the following disclosure:

However, Keling Technology does not have any inventory of and will not order or sell now or at any time in the future any of the battery products that we have placed orders for and that we plan to sell.  None of the battery products we have ordered and plan to sell currently appear on Keling Technology’s website. As the business of Keling Technology is winding down, Mr. Li and Mr. Jin will spend only de minimus time on the business of Keling Technology and do not feel that this will impair in any material respect our ability to implement our business plan.

     Accordingly, we do not believe any further disclosure is necessary concerning the matters which are the subject of this comment.

2.  The auditor’s consent has been revised as requested.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.